Exhibit 99.1

July 1, 2025

Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

Dear Commissioners:

We have read the statement made by Basel Medical Group Ltd pursuant to Form 6-K for the month of July 2025 (Commission File Number: 001-42527) (copy attached), which we understand will be filed with the Securities and Exchange Commission regarding “Change of Independent Registered Public Accounting Firm”.

We do not disagree with the contents disclosed on the Form 6-K.

Very truly yours,

/s/ Onestop Assurance PAC
Onestop Assurance PAC
Singapore

Enclosed